SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of march 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “ yes ” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson Acquires Inventel, a Leader in Telecom Access Devices
and Wireless Technologies

Acquisition strengthens Thomson’s technology portfolio, design capabilities, and products and services offering to telecom operators worldwide

March 29th, 2005 – Thomson (Euronext 18453; NYSE: TMS) has acquired Inventel, a leading provider of innovative voice and data solutions to telecom operators and internet service providers (ISP). Combining Inventel’s expertise with Thomson’s world leading positions in DSL and video technologies and solutions, will enable the Group to expand its customer base, market reach and ranges of multiple-play gateways.

The private company based in Paris, Inventel, is a leading partner of telecom operators in Europe. Its revenues have increased threefold between 2003 and 2004. The company has a strong focus on research & development, engineering and design services. With top-tier market positions in home gateways for fixed broadband network operators in Europe and in digitally enhanced cordless telephony (DECT) worldwide, Inventel’s expertise in wireless voice and data communications (WiFi, Bluetooth) has gained the company a solid customer base and a reputation for innovation, high quality and reliability.

This acquisition will bring synergies in terms of technology, products and services, customer base and geography. The Group will expand and complement its in-house design capabilities, its DECT and wireless technology offering, its portfolio of multiple -play gateways and “home networking” products and its solutions for the growing ‘hotspot’ market (out-of-home wireless internet access market). Thomson also believes that this acquisition will generate additional growth opportunities for the Group with telecom operators and ISPs outside Europe, particularly in the American market.

The acquisition cost is in line with Thomson’s acquisition criteria. Thomson has given the opportunity for the managers of Inventel, who are its majority shareholders, to receive most of their consideration in Thomson treasury shares. To maintain its buy-back program, Thomson will purchase in the market an amount of its shares equivalent to that contributed in this transaction (estimated at 3.2 million shares). The Inventel acquisit ion is expected to be neutral to Thomson’s core business profitability in its first quarter of ownership and positive thereafter.

Inventel will be part of Thomson’s Access Platforms & Gateways Business Unit within the Systems & Equipments Division. This Business Unit is the world leader in access products and solutions to satellite, cable and terrestrial operators worldwide. It also offers a broad range of telecom systems and equipment such as voice products, high-speed DSL modems, IP video boxes and multiple-play gateways.

“Increasing our already substantial business with telecom operators is one of our important areas of development, as highlighted in our Two -Year Plan. This acquisition, which is likely to be followed by others, will further Thomson’s objective of strengthening its role as a strategic supplier and partner to this important customer base,” said Frank Dangeard, Chairman & CEO of Thomson.

* * *

About Thomson - Partner to the Media & Entertainment Industries
Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and equipment, and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology –realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Monica Coull	+33 1 41 86 53 10	monica.coull@thomson.net
Aurelie.gasnier@fd.com	+33 1 47 03 68 17	aurelie.gasnier@fd.com

Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

For Immediate Release
March 15, 2005

Microsoft-Time Warner-Thomson Complete Acquisition Of ContentGuard

REDMOND, Wash., NEW YORK and PARIS — March 15, 2005 — Microsoft, Time Warner and Thomson today announced completion of their three-way acquisition of ContentGuard.

ContentGuard is a developer of Digital Rights Management technologies. The term Digital Rights Management describes a wide range of technologies that are being developed to allow movies, music and other digital content to be accessed by users on the Internet while protecting that content from illegal copying and counterfeiting.

On 29 March 2004, Microsoft and Time Warner acquired joint control over ContentGuard, and the operation was notified to the European Commission which initiated an investigation. Following the completion of today's acquisition of ContentGuard by Microsoft, Time Warner and Thomson, the initial operation is abandoned, and the notification is therefore withdrawn. Given the resulting ownership and control structure, the new operation is not to be reviewed under the EU Merger Regulation.

Thomson, Microsoft and Time Warner will each hold equal 33 percent voting positions in ContentGuard and will each appoint two seats on the ContentGuard board.

Working together with ContentGuard, the company’s three strategic investors aim to help promote the development of inter-operable DRM systems, accelerate the deployment of consumer devices that support Digital Rights Management, and encourage content owners to launch new distribution channels. The partners plan to continue development of ContentGuard’s intellectual property and to promote innovation in electronic content distribution using DRM technologies.

     “We appreciate the hard work the Commission has done on this case and we are pleased it could be resolved in a way that was mutually agreeable,” said Paul Cappuccio, Time Warner Executive Vice President and General Counsel.

     “We all worked closely and constructively with the European Commission throughout this process and are pleased to reach this resolution,” said Brad Smith, Microsoft Senior Vice President and General Counsel. “Content Guard will help promote broader access to DRM technologies that will benefit businesses and consumers in Europe and around the world.”

     “We are delighted to join forces with Microsoft and Time Warner to enhance ContentGuard’s efforts in the market to drive DRM interoperability,” said Joe Berchtold,

President of Thomson’s Electronic Content Delivery Services. “Secure delivery of content with new, flexible business models is a key cornerstone of Thomson’s Electronic Content Delivery services business, and we believe this unique partnership of content, technology, and media services will accelerate the development and deployment of our services.”

About ContentGuard
ContentGuard, Inc. is an inventor of technologies for digital rights management and the persistent, authorized use of any digital resource. It is expanding the market for digital content by developing new technologies and tools, and driving the adoption of industry standards. ContentGuard licenses patented technologies, which cover broad, fundamental elements of digital rights management and distributed authorization.

ContentGuard’s portfolio of DRM patents originated at Xerox’s Palo Alto Research Center (PARC). Technologies developed by ContentGuard include XrML (eXtensible rights Markup Language), which is now the basis of the International Organization for Standardization (ISO) approved MPEG REL, the standard rights expression language for assigning usage rights and conditions to any digital object. Launched in April 2000, ContentGuard conducts its operations in Bethesda, MD, and El Segundo, CA. For more information, please visit www.contentguard.com. For details about ContentGuard technology visit www.contentguard.com.

About Thomson - Partner to the Media & Entertainment Industries
Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries by offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

About Time Warner
Time Warner Inc. is a leading media and entertainment company, whose businesses include interactive services, cable systems, filmed entertainment, television networks and publishing.

About Microsoft
Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential. Microsoft is a registered trademark of Microsoft Corp. in the United States and/or other countries.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors.

Thomson
Press Relations
Monica Coull, +33 1 41 86 53 10, monica.coull@thomson.net
Financial Dynamics, Aurelie Gasnier, +33 1 47 03 68 10, aurelie.gasnier@fd.com
Investor Relations
Séverine Camp, +33 1 41 86 57 23, Severine.camp@thomson.net
David Schilansky, +33 1 41 86 52 38, David.schilansky@thomson.net

Content Guard
Press Relations
Gina Giachetti, Text100 for ContentGuard, Inc., +1 (415) 593-8432, ginag@text100.com
Bradley Matthews, Text100 for ContentGuard, Inc., +1 (415) 593-8477, bmatthews@text100.com

Microsoft
Press Relations
Dirk Delmartino, Microsoft Europe, +32 (0)2 550 06 21, dirkdelm@microsoft.com
Jim Desler, Microsoft U.S., +1 (425) 703-6061, jdesler@microsoft.com
Microsoft EMEA Press Office, +44 870 243 0515, Microsoft@emeamedia.com
Rapid Response, Waggener Edstrom for Microsoft, +1 (503) 443-7070, rrt@wagged.com

TimeWarner
Press Relations
Kathy McKiernan, +1 (212) 484-8043, Kathy.McKiernan@timewarner.com

Press release

Thomson Launches Digital Distribution Network for Cinema Advertising
in the United States

Screenvision Investment of More Than $50 Million Begins Rollout of the World’s Largest
Digital Distribution Network for Cinema Advertising

Paris/Las Vegas, March 15, 2005 – Thomson (Euronext Paris: 18453; NYSE: TMS) and Screenvision, the world leader in cinema advertising and a joint venture of Thomson and ITV plc (FTSE: ITV), today announced the launch of the world’s largest digital cinema distribution network for cinema advertising in the United States. Technicolor Digital Cinema , part of Thomson’s Services division, will provide technology, network operations and digital content management systems on an exclusive basis to Screenvision and its theatre advertising customers. Screenvision provides advertisement services to nearly 15,000 screens in the United States, of which approximately 5,000 will be digitized during the initial deployment.

Screenvision, which will invest over $50 million to deploy the network, will leverage the expertise of Thomson’s post production, media asset management, digital cinema, network operations and its new digital advertising management system, SkyArcTM. Through SkyArc, Thomson and its Technicolor Digital Cinema business will operate a national network operations center providing content preparation and distribution, playlist management, network operations and field services. The network will be capable of distributing effectively and securely via satellite, broadband or physical digital media.

The proprietary SkyArc system has been designed to serve the unique needs of cinema advertising and other out-of-home digital advertising venues, and is built on state of the art technologies including H igh Definition MPEG2 content, 5.1 digital surround sound, high brightness digital projection, secure encrypting of content and satellite or broadband distribution to theatres across North America.

The SkyArc system design represents a significant step forward for cinema advertising, including the first completely High Definition cinema ad network being deployed in North America today. As part of the roll out, Thomson will install high brightness digital projectors in Screenvision partner theaters, and provide an upgrade path to true digital cinema-quality digital projection.

The SkyArc system is part of Thomson’s strategy for expanding its network operations and electronic content distribution activity around the world. Thomson is targeting opportunities in key segments of this growing global market: the television broadcast playout segment, which is developing as major broadcasters increasingly tend to outsource this activity; the digital cinema segment, including digital content preparation, distribution, and support services; and the new and rapidly emerging ‘out-of-home’ video delivery market.

“The creation of the SkyArc digital distribution system is an important step in further developing our electronic content and network services activities,” said Lanny Raimondo, Senior Executive Vice

President, Thomson. “Once in place, this system will provide the infrastructure for delivery of electronic content, digital cinema and other out-of-home advertising opportunities and is a significant element of our two year growth strategy.”

###

About Thomson - Partner to the Media & Entertainment Industries
Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Technicolor Electronic Content Distribution Services (TECDS) part of Thomson’s Services division, is a leader in providing the preparation, distribution, and exhibition of digital theatrical content for customers worldwide through its Technicolor Digital Cinema business. In addition, ECDS provides managed services to enable content distribution over IP networks that allow customers to deliver a differentiated content offering. For more information: www.technicolor.com

Press relations
Tom Bracken (US)	+ 1- 805-445-7293
John Kearns (US)	+ 1-805-383-3245	John.kearns@thomson.net
Monica Coull	+33 1 41 86 53 10	Monica.coull@thomson.net

Investor relations
Severine Camp	+33 1 41 86 57 23	Severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	David.schilansky@thomson.net

About Screenvision (www.Screenvision.com)
Screenvision provides cinema-marketing solutions to its advertising clients through on-screen sight, sound and motion (Cinema Spots), still image advertising (Cinema Slides) and in-theatre promotional opportunities (Cinema Extensions). Nationally, Screenvision is the largest cinema network, exclusively providing Cinema Spots to advertisers on more than half of the nation's available movie screens. On the regional level, the company's Screenvision Direct business unit offers Cinema Slide and promotional opportunities to small and mid-sized businesses in local markets around the country. In addition to its US-based operations, Screenvision has an extensive pan-European presence.

Screenvision is a joint venture between ITV plc (LSE: ITV), the UK's leading free to air commercial television broadcaster with divisions operating television and cinema advertising sales and one of Europe's largest commercial television production businesses as well as a major distribution business exploiting an extensive film and program library; and Thomson (Euronext: 18453) (NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries.

Press Release

Thomson Launches Integrated Triple Play Gateway
at CeBIT 2005

New platform enables telecom operators to deliver data, video and voice from one device and further enhances Thomson’s portfolio of innovations for the broadband services market

Hanover, March 10, 2005 -Thomson (Euronext 18453; NYSE: TMS) today launches its integrated Triple Play platform, the SpeedTouch 985, enabling telecoms operators to offer their subscribers the ultimate package of bundled services (CeBIT, Hall 12, Stand B56).

Through its Access Platforms and Gateways activity, Thomson develops technologies, equipment and solutions to broadband service providers who deliver digital entertainment and data to subscriber premises. Further complementing the company’s line of innovative solutions for broadband service delivery, the SpeedTouch 985 plug-and-play home gateway with future scalability allows telcos and ISPs to introduce integrated triple play services in a fast, seamless and flexible manner.

Home networking of PCs, PDAs, mobile phones and other such devices is made easy through wired and wireless interfaces like IEEE 802.11g and Bluetooth®, for example , while secure content delivery and Internet access are guaranteed through the integration of a stateful firewall and content filtering functionality.
High-quality and fully-featured broadcast TV and Video on Demand are ensured through compliance with MPEG-2 and MPEG-4 advanced compression standards. And the benefits of a full range of voice services - from caller identification to 3-way conferencing – can be enjoyed based on proven interoperability with major softswitch vendors on the market.

Underscoring the importance of easy rollout and reduced operational costs to the operator, the SpeedTouch 985, like all Thomson gateways, is self-installable and supports the latest remote management standards such as TR-69, and enables features such as remote service activation and firmware upgrades.

“At the forefront of the digital content delivery evolution, Thomson is especially well positioned to provide the telecom industry with future-proof and scalable triple play solutions for the successful bundling of voice, video and data”, says Ghislain Lescuyer, Executive Vice President, Access Platforms & Gateways. “Today’s market calls for both integrated and modular content delivery mechanisms. Thomson technologies and solutions answer this need, help ing telecoms operators to expand their offerings and so increase their revenue opportunities and maintain customer loyalty”, he concludes.

• Also on show will be Thomson’s extensive IP set-top box offering for the delivery of video entertainment over DSL. This includes models that deliver high-definition video such as the IP1101. Leveraging the company’s No. 1 position for DSL modems and gateways (as reported by market research firm Dell’Oro Group for 2004) plus its world-leading expertise in digital video set-top box technology for broadcast operators, the IP1101 platform features an Intel chipset with a range of processors that enable high-definition (HD) decoding of Windows Media ® 9 and H.264 (MPEG4 part 10). Scheduled to be available in the second half of 2005, this platform enables telecom operators to offer HDTV content over existing IP networks. The company’s systems integration offering in IP devices and solutions will also be demonstrated at the show.

• Further extending its reach in the telephony products market, Thomson is showcasing its latest line of Voice over IP terminals including WiFi®-enabled videophones and combination multi-line IP/PSTN devices for higher-performance communications. In this context, particular emphasis is being placed on more effective and affordable corded and cordless communications over IP as embodied by Thomson’s multimedia communication centre and ST 2000 IP range.

With a focus on enhanced features and performance, Thomson has expanded its popular line of residential Versatis™ phones with three new models. Contemporary in design, these innovative phones comprise the Versatis 2900 featuring a dual-display clamshell and ringtone downloads, the Versatis 3000 with built-in camera and MMS functionality, and the Versatis Blue SMS, an advanced feature phone incorporating Bluetooth technology. All feature data exchange support allowing users to synchronize their PDA directories with mobile phone. CeBIT will also see the launch of the Versatis Max range of phones especially designed for maximum ease of use.

# # #

Some of the statements contained in this press release, including statements by the management in relation to future expectations, represent “forward-looking statements” in the sense of the “Safe Harbor Statement” by the U.S. Private Securities Litigation Reform Act of 1995. These types of forward-looking statements are based on current expectations and assumptions on the part of the management and are subject to a range of factors and uncertainties which may lead to a considerable deviation of the results actually achieved from the expectations outlined either explicitly or implicitly in the forward-looking statements. This may be due to changes in global economic conditions, industry developments, a shift in the competitive situation or the passing of new legislation. More detailed information on the factors which may influence Thomson’s financial results can be found in the documentation submitted to the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries
Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net.

Thomson's Access Platforms & Gateways activity, part of Thomson's Systems and Equipment division, is one of the leading suppliers of high-speed modems, IP set-top boxes, and telephones to telecom companies around the globe. It is also a leading supplier of digital entertainment receivers to the world's major satellite, cable and terrestrial broadcasters. Products are marketed under several brands including RCA, THOMSON, VERSATIS and SpeedTouch. For more information: www.thomson-broadband.com.

Intel, Bluetooth and Windows Media are registered trademarks. Wi-Fi is a registered certification mark of the Wi-Fi Alliance

Press relations
Monica Coull	+33 (0)1 4186 5310	Monica.coull@thomson.net
Brenda Clery	+33 (0)1 4186 5483	brenda.clery@thomson.net
Guillaume Trichard	+33 (0) 1 4186 6571	guillaume.trichard@thomson.net

Investor relations
Severine Camp	+33 (0)1 4186 5723	severine.camp@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31st, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer